UPEK, Inc.

5900 Christie Avenue

Emeryville, California 94608

February 18, 2010

VIA EDGAR AND BY FEDEX

Daniel F. Duchovny, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AuthenTec, Inc.

Form 425 filed January 29, 2010 by UPEK, Inc.

File No. 001-33552

Preliminary Proxy Statement on Schedule 14A

Filed January 29, 2010 by UPEK, Inc.

File No. 001-33552

Dear Mr. Duchovny:

This letter responds to your letter dated February 5, 2010 (the “Comment Letter”), providing comments to the Form 425 and Preliminary Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 29, 2010 (the “Solicitation Statement”). For your convenience, each comment from the Comment Letter has been reproduced below, followed by the response of UPEK, Inc. (“UPEK”) to such comment. Capitalized terms defined in the Solicitation Statement and used in the following responses without definition have the meanings specified in the Solicitation Statement.

Form 425

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, Please provide us supplemental support for the following:

•	The comment attributed to Mr. Black in the press release issued on January 29, 2010.

•	The statements included in the last two paragraphs of the second page of the letter from Mr. Black to Mr. Moody and Mr. Grady also on January 29, 2010.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 2

UPEK acknowledges the Staff’s comment and has provided supplemental support for the above-referenced statements in Exhibit A to this letter.

Preliminary Schedule 14A

2.	We note that your solicitation is related to a planned subsequent solicitation to remove the entire board of directors of Authentec followed by a reconsideration by the reconstituted Authentec board of directors of your merger proposal. We also note that your ability to call a special meeting of Authentec security holders depends on obtaining the consents of holders of 10% of all shares entitled to cast votes at the special meeting. Please revise your disclosure to describe the terms of your offer to Authentec as well as the background of any negotiations between the companies and the background of your possible nominees for directors. Refer to Rule 14a-9. In addition, please tell us what consideration you have given to including financial statement disclosure in this proxy statement.

UPEK acknowledges the Staff’s comment and has revised the disclosure by adding the following sections: “Background,” “The Merger Proposal,” and “Information Regarding the Nominees.” Concerning the subject of financial statements, UPEK has considered whether or not to include financial statements, and UPEK respectfully submits to the Staff that inclusion of financial statements in the Solicitation Statement would not be appropriate and could be misleading in the context of a solicitation to call a special meeting or an election contest. The purpose of the Solicitation Statement is to seek AuthenTec stockholder support to call a special meeting, but not to vote on UPEK’s proposed business combination. UPEK has been very careful in the Solicitation Statement to clearly communicate to AuthenTec stockholders, typically in bold text, that the solicitation is not for the purpose of voting on the business combination. UPEK believes that including financial information of UPEK will be confusing and misleading to AuthenTec stockholders in that a Solicitation Statement with financial information may appear to be more akin to a “merger proxy statement”, and may cause AuthenTec stockholders to believe they are actually also casting a vote for or against UPEK’s proposed business combination. UPEK believes that AuthenTec stockholders should be provided with a clear message and without any potential for misinterpreting the Solicitation Statement as a vote on UPEK’s proposed business combination. In addition, UPEK respectfully notes that to the extent an agreement for a business combination is entered into between UPEK and AuthenTec, a separate disclosure document (such as a proxy statement and/or a registration statement) would be sent to AuthenTec stockholders to solicit their vote or approval, and such disclosure document would contain any required financial information.

3.	Please provide the disclosure required by Items 1(c) and 5(b)(1)(vi) of Schedule 14A.

UPEK acknowledges the Staff’s comment and has revised its disclosure by adding the section “Stockholder Proposals to be Presented at Next Annual Meeting” immediately following the section “Solicitation Expenses and Procedures”. Further, UPEK has revised the disclosure in

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 3

“Certain Information Concerning UPEK” and in Annex B to indicate that (i) UPEK purchased its 1,000 shares of Common Stock on March 20, 2009 at a purchase price of $1.44 per share and (ii) none of the other UPEK Participants has purchased or sold any other securities of AuthenTec.

Cover Letter

4.	Please explain in the cover letter why you believe that the merger proposal “offers significant benefits to the stockholders of both UPEK and the Company.”

UPEK acknowledges the Staff’s comment and has revised the disclosure by adding the following language in the cover letter: “UPEK believes that the Merger Proposal will result in substantial shareholder value creation by building a global company with substantially higher revenue, a more stable and diversified business from both a product and customer standpoint, the ability to become profitable through scale and synergy cost reductions, a leadership intellectual property position, and enhanced management talent.”

5.	Please clarify the apparent inconsistency between the third paragraph in this cover letter, in which you state the proposals “among other things” for which you will solicit proxies at the special meeting, and in page 1, in which you list the proposals you expect to present at the special meeting without reference to “other things.”

UPEK acknowledges the Staff’s comment and has revised the disclosure by deleting the words “among other things” in the third paragraph in the cover letter.

6.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally the factual foundation for such assertions. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for the statements that the Authentec board “will not provide assurance that the interests of the stockholders are being sufficiently taken into account with respect to the Merger Proposal” and that a future board will give a UPEK business combination proposal a “full and fair consideration” (implying the current Authentec board has not done so).

UPEK acknowledges the Staff’s comment. As to the first statement referred to above, UPEK respectfully submits that AuthenTec’s actions to date have not been demonstrative of taking stockholder interest into account. UPEK notes that in AuthenTec’s press release on February 1, 2010, AuthenTec simply issued a conclusory statement that AuthenTec is committed to “act in the best interests of AuthenTec’s stockholders”. There has been no objective evidence demonstrated by AuthenTec to date that it is taking stockholder interest into account—in fact, there is significant evidence to the contrary. On November 5, 2009, AuthenTec amended its bylaws to add onerous advance notice provisions (see Article II, Section 2(b) of AuthenTec’s amended and restated bylaws (the “Amended Advance Notice Provisions”)) that make it

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 4

significantly more difficult for stockholders to nominate candidates for election to the AuthenTec board and to propose business at the AuthenTec annual stockholders meetings. The Amended Advance Notice Provisions (i) continue for over three pages of single spaced text, (ii) include requirements to request in advance a questionnaire and a written representation and agreement from AuthenTec’s secretary, which further burden the ability of stockholders to nominate directors or propose business, and (iii) generally place significant burdens on the ability of stockholders to exercise their franchise rights.

Additional evidence of AuthenTec not providing assurance that stockholder interests are being sufficiently taken into account is described in the response to Staff Comment No. 9 below, concerning AuthenTec’s failure to disclose to the Commission and AuthenTec’s stockholders the true form of AuthenTec’s certificate of incorporation.

Further evidence still is that AuthenTec did not reach out to UPEK to gain a better understanding of the Merger Proposal—rather, AuthenTec simply issued a rejection of the proposal on the next business day. Finally, UPEK notes that AuthenTec has made no mention of the consideration of strategic alternatives or other options that would be best for AuthenTec’s stockholders.

As to the second statement referred to above, UPEK respectfully submits that AuthenTec could not give UPEK’s proposal a “full and fair consideration” without contacting UPEK and asking any questions regarding the proposal or engaging in any dialogue with UPEK to see if the terms of the proposal could be negotiated. In addition, it appears that AuthenTec took scarcely two days over the weekend, at best, to evaluate the UPEK proposal. AuthenTec did not even take one business day (and issue the customary “take no action” press release to its stockholders) as other companies have typically done, to consider the merits of UPEK’s proposal. As a result, UPEK believes that it is fair and reasonable to characterize AuthenTec’s response as not being “full and fair consideration”.

7.	Refer to the first paragraph on page 2 of the cover letter. Revise your disclosure to clarify that if you obtain the authority to call a special meeting, depending on the support your current solicitation receives such authority may not necessarily be reflective of the Authentec security holders wish to consider either the removal of the current board or of a UPEK business combination proposal.

UPEK acknowledges the Staff’s comment and has revised the disclosure by adding the following language on page 2 of the cover letter: “[i]f the Special Meeting is called based on receipt by the Company of Agent Designations from the Requisite Holders, it may not necessarily be reflective of the stockholders wish to consider either removal of the current Board or any business combination proposal by UPEK.” In addition, UPEK has added similar disclosure in the section captioned “The Special Meeting”.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 5

Our Reasons for Calling the Special Meeting, page 1

8.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us supplemental support for each sentence in the first paragraph of this section.

UPEK acknowledges the Staff’s comment and has provided supplemental support for the above-referenced sentences in Exhibit B to this letter.

Our Plans for the Special Meeting, page 1

9.	We note that if your nominees are elected, they will constitute the entirety of the board. Please tell us, with a view towards revised disclosure, whether this would effect a change of control under any agreement to which the company is party and, if so, the potential effect of such a determination.

UPEK acknowledges the Staff’s comment and, based upon a review of the Exhibits to the Company’s Form 10-K for the fiscal year ended January 2, 2009, UPEK does not believe that if the Nominees are elected it would effect a change of control under any agreement to which the Company is a party, other than possibly the employment agreement of F. Scott Moody (“Moody”), the Chief Executive Officer of AuthenTec, pursuant to an Executive Employment Agreement dated as of June 7, 2007 between Moody and AuthenTec, as amended on January 1, 2009 (the “Employment Agreement”). Please see Schedule I for a description of the change of control provision in the Employment Agreement.

However, UPEK respectfully submits that it would not be appropriate for UPEK to include disclosure regarding provisions of AuthenTec’s agreements in its Solicitation Statement, because UPEK has concerns as to whether the documents that AuthenTec has filed with the Commission are in fact the true forms of the executed documents.

As evidence of this concern, UPEK notes that the amended and restated certificate of incorporation of AuthenTec that AuthenTec has filed as Exhibit 3.3 (the “Purported Certificate”) to Amendment No. 3 to its Registration Statement on Form S-1 (Registration No. 333-141348), filed with the Commission on June 7, 2007, is not the true certificate of incorporation of AuthenTec. The amended and restated certificate of incorporation of AuthenTec that AuthenTec has filed with the Secretary of State of the State of Delaware on July 2, 2007 (the “True Certificate”) is different from the Purported Certificate in a very material respect: namely, the True Certificate provides that holders of record of not less than 10% of the common stock of AuthenTec can call a special meeting of AuthenTec’s stockholders at which, among other things, AuthenTec directors can be removed by the stockholders without cause. The Purported Certificate states that stockholders do not have the right to call a special meeting of stockholders. UPEK believes that this failure by AuthenTec to disclose the True Certificate to the Commission and AuthenTec’s stockholders may result in the disclosure in the following documents being

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 6

inaccurate: (1) “Description of Capital Stock” in AuthenTec’s Registration Statement on Form S-1 (Registration No. 333-131248), as amended (the “Form S-1 Registration Statement”); (2) “Description of Capital Stock” in AuthenTec’s final prospectus filed with the Commission pursuant to Rule 424(b)(1) on June 27, 2007; (3) “Description of the Registrant’s Securities to be Registered” in AuthenTec’s Registration Statement on Form 8-A, as amended (the “Form 8-A Registration Statement”); and (4) the exhibit purporting to be the certificate of incorporation in all Form 10-K filings made with the Commission since July 2, 2007.

AuthenTec has never corrected this disclosure in any of its filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, even after UPEK filed its Solicitation Statement on January 29, 2009. UPEK respectfully submits to the Staff that it would be appropriate for AuthenTec to, at a minimum, file with the Commission as soon as possible: (i) a Post-Effective Amendment to the Form S-1 Registration Statement amending the disclosure in “Description of Capital Stock” to reflect the True Certificate, and amending Exhibit 3.3 thereto to reflect the True Certificate; (ii) a second amendment to the Form 8-A Registration Statement amending the disclosure in “Description of the Registrant’s Securities to be Registered” to reflect the True Certificate; and (iii) a Form 8-K with the True Certificate attached, and disclosing to the AuthenTec stockholders that the True Certificate has governed their rights since July 2, 2007.

For the above reasons, and in light of the fact that one of AuthenTec’s most important legal documents (i.e., the certificate of incorporation) was not properly described, UPEK respectfully submits to the Staff that it would not be appropriate for UPEK to include disclosure in its Solicitation Statement concerning provisions of AuthenTec’s agreements.

10.	Disclose that approval of the proposal to repeal recently adopted bylaws may also result in the repeal of additional bylaws or amendments that may be aligned with security holder interests.

UPEK acknowledges the Staff’s comment and has revised the disclosure by adding the following language where indicated: “[a]pproval of this Proposal may also result in the repeal of additional bylaws or amendments that may be aligned with security holder interests.”

Certain Information Concerning UPEK, page 4

11.	Please tell us why you need to qualify your disclosure in the fifth paragraph or remove the knowledge qualifier.

In response to the Staff’s comment, UPEK has revised the disclosure to delete “to the best of our knowledge” on page 4.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 7

Solicitation Expenses and Procedures, page 5

12.	We note that you may employ various methods to solicit proxies, including mail, courier service, advertisement, telephone, facsimile, email or through postings of materials on websites, and in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

UPEK acknowledges the Staff’s comment and hereby confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A (or under Rule 425 and deemed filed under Rule 14a-12) on the date of first use.

13.	Please tell us whether solicitation of proxies via the Internet will include solicitations via internet chat rooms, and tell us which websites you plan to utilize.

UPEK acknowledges the Staff’s comment and notes that while it may solicit proxies via internet chat rooms, it has no present plan to do so. In the event that UPEK decides to solicit proxies via internet chat rooms, UPEK will supplementally and in advance of taking any such action advise the Staff of its intention to do so and will disclose the websites that it plans to utilize in connection therewith.

Annex A

14.	Please revise your disclosure to state that UPEK and its directors, officers and employees are participants in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

UPEK acknowledges the Staff’s comment and has revised the disclosure by replacing “may be” with “are” in Annex A.

Form of Proxy Card

15.	Please revise the highlighted language in clause 2 to clarify that the consent given in this instance will not be used to vote any shares at the Special Meeting or at any other shareholders meeting.

UPEK acknowledges the Staff’s comment and has revised the disclosure by adding in the following language where indicated: “or at any other stockholders meeting.”

For your convenience, we have enclosed a copy of the Solicitation Statement as amended.

As requested by the Staff in the closing comments of the Comment Letter, attached hereto as Exhibit C is a written acknowledgement from UPEK.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 8

Sincerely,

UPEK, INC.

/s/ Alan Kramer
Name:	Alan Kramer
Title:	President & Chief Operating Officer

cc:	Paul Sieben, O’Melveny & Myers LLP

Paul Scrivano, O’Melveny & Myers LLP

Enclosure

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 9

Exhibit A

Statement of Dr. Ronald Black in Form 425

Statement: “We believe our proposal presents a unique opportunity to reward the AuthenTec stockholders through an immediate cash dividend, while also providing them equity upside in a stronger company that has more significant growth opportunities.”

Support:

•

The cash dividend feature of the proposal would provide stockholders of AuthenTec, Inc. (“AuthenTec” or the “Company”) with a substantial cash payment at closing. From an AuthenTec stockholder’s viewpoint, this would be an increase in stockholder value, given that due to the thinly-traded nature of the AuthenTec stock, it is unlikely that AuthenTec stockholders would be able to monetize their position by selling AuthenTec shares in the market.

•

Because the proposal provides that AuthenTec stockholders would receive at least 50% of the common stock of the combined company, and 66-2/3% of the common stock of the combined company under certain circumstances, UPEK believes this constitutes “equity upside”.

•

Please see the support for the remaining statements contained in this Exhibit A for support of the above statement that UPEK believes that the combined company will be a stronger company that has more significant growth opportunities.

Statement: “We believe the addition of UPEK to AuthenTec will create a truly global company with substantially higher revenue, a more stable and diversified business from both a product and customer standpoint, the ability to become profitable through scale and synergy cost reductions, a truly leadership intellectual property position, and enhanced management talent.”

Support:

•	The combination of UPEK and its technology together with AuthenTec and its technology would result in a company that would be a leader in finger print sensors.

•

This is due in part to the fact that a combination of UPEK and AuthenTec would bring together the management and talent of both companies, which together would be able to open new markets, develop new applications, and exploit new design opportunities more efficiently than if the companies remained separate.

•	The combined company would be more global, in the sense that UPEK has meaningful operations in California, Prague and Singapore, as well as sales offices in various parts of Asia and Europe.

•	AuthenTec, on the other hand, currently does not have any meaningful operations outside of the U.S. other than sales offices and a relatively new development unit in China.

•	The combined company would be able to eliminate overhead as well as realize cost benefits from suppliers who typically reduce prices because of increased volumes.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 10

Statement: “Given the substantial shareholder value creation potential of our proposal, we believed it was appropriate to allow AuthenTec stockholders to evaluate it directly.”

Support:

•

In light of the cash dividend and continued equity participation through stock of the combined company, UPEK believes that AuthenTec stockholders would be interested in the proposal. UPEK also believes that AuthenTec stockholders could only consider the proposal if it was made public by UPEK.

Statement of Dr. Ronald Black in Letter to Messrs. Moody and Grady in Form 425

Statement: “UPEK believes this proposal presents an exciting opportunity to create significant value for our respective stockholders. In addition, we believe that the resulting combination of our complimentary businesses would create a larger, more global, more diversified, and more profitable company, that would also benefit all of our customers, employees and indeed the industry as a whole.”

Support:

•	The combined company would have substantially more revenue and a more stable business because of a more diversified product and customer base.

•

The combined company can achieve superior profitability and lower costs for customers through scale efficiencies, including reduction of overhead, and improved terms from suppliers because of the increase in volumes.

•	The combined company will have enhanced management, sales, marketing, and technical talent.

•	The combined company will be more global, and therefore act more efficiently world-wide.

•	The enhanced resources will allow the combined company to expand into new markets, develop new applications, and influence industry trends.

Statement: “With respect to AuthenTec stockholders specifically, they will receive an immediate cash reward as well as retain a significant equity upside in the stronger combined company which will have substantial growth opportunities. In addition, our proposal provides downside protection through the CVRs, clearly indicating our confidence to deliver substantial shareholder value enhancement.”

Support:

•	The immediate cash reward will come in the form of the aggregate $40 million cash dividend that will be paid to AuthenTec stockholders immediately prior to the closing.

•

AuthenTec stockholders, by receiving 50% and possibly 66-2/3% under certain circumstances, of the common stock of the combined company will have a significant equity interest and significant potential for upside after the closing.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 11

•

As noted above, UPEK believes the combination of the two companies will result in a stronger company. As the combined company will have the management and talent of both companies, the combined company will be in a leading position to drive the design of fingerprint sensors and the acceptance of fingerprint sensors in new products, such as mobile phones.

•

The contingent value rights (“CVRs”) would provide AuthenTec stockholders with additional stock (66-2/3%) of the combined company if the stock price of the combined company trades below a defined level. This is a form of “downside protection”. In addition, the inclusion of CVRs is meant to demonstrate UPEK’s belief that it will be able to increase stockholder value—and to provide recompense if the stock price is for any reason not above the defined level.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 12

Exhibit B

First paragraph in the “Our Reasons for Calling the Special Meeting”

Statement: UPEK believes that the current directors of the Company will not act in what UPEK believes to be your best interests with respect to the Merger Proposal.

Support:

•	Please see the response to Staff Comment No. 6.

Statement: UPEK believes that such a business combination would significantly increase stockholder value for both UPEK and the Company, and create a leading fingerprint sensor company.

Support:

•	The combined company would have substantially more revenue and a more stable business because of a diversified product and customer base.

•

The combined company can achieve superior profitability and lower costs for customers through scale efficiencies, including reduction of overhead, and improved terms from suppliers because of the increase in volume base.

•	The combined company will have enhanced management, sales, marketing, and technical talent.

•	The combined company will be more global, and therefore act more efficiently world-wide.

•	The enhanced resources will allow the combined company to expand into new markets and influence industry trends.

•

As a result of the foregoing, UPEK believes the merger proposal would provide significant benefits to AuthenTec stockholders, and a substantial cash payment to AuthenTec stockholders at closing, both of which would increase stockholder value for AuthenTec stockholders.

Statement: In addition, the combined company will be better positioned to improve the pace of innovation, drive business diversification and compete generally in the authentication industry in light of various synergies, including scale and breadth, investment potential and the combined intellectual property portfolio.

Support:

•

UPEK and AuthenTec provide fingerprint sensors to some of the largest personal computer manufacturers. UPEK also has significant design wins to provide fingerprint sensors to some of the largest mobile phone handset manufacturers.

•

In light of these large personal computer customers of each entity, and UPEK’s design wins with large mobile phone handset manufacturers, it is likely that the combined company, by introducing new designs, will be better able than others to influence the acceptance and implementation of these new designs.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 13

•	This will result in the combined company being a leading fingerprint sensor and solutions company.

•	As a leading fingerprint sensor and solutions company, the combined company will be in a position to drive innovation.

•

The scale and breadth of the combined company, and the respective intellectual property portfolios of UPEK and AuthenTec, will enable the combined company to be better able to compete in the global authentication industry.

•

Because the combined company will have a lower cost of products sold and enhanced management and talent, the combined company will be in a leading position in the industry to more quickly and efficiently design fingerprint sensors and accompanying software applications to address the continuing needs of its present and potential customers.

Statement: We believe strongly that the stockholders deserve a voice in the boardroom and we are starting this process with the goal of giving AuthenTec stockholders that voice.

Support:

•	Please see the response to Staff Comment No. 6 above, in particular as it relates to the Amended Advance Notice Provisions.

•

Please see the response to Staff Comment No. 9 above, in particular as it relates to AuthenTec’s failure to disclose to the Commission and AuthenTec’s stockholders the true form of AuthenTec’s certificate of incorporation.

•	UPEK believes that calling a special meeting of AuthenTec’s stockholders will provide a forum (and thereby the voice) to AuthenTec stockholders to make their views known.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 14

Exhibit C

In connection with responding to your comments, the undersigned hereby acknowledges each of the following:

•	The undersigned is responsible for the adequacy and accuracy of the disclosure in the above filing.

•	The Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above filing.

•	UPEK may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UPEK, INC.

/s/ Alan Kramer
Name:	Alan Kramer
Title:	President & Chief Operating Officer

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, February 18, 2010 - Page 15

Schedule I

Pursuant to Section 2(b)(ii)(D) of the Employment Agreement, Moody is entitled to additional vesting credit with respect to any equity compensation as follows: (i) if he is terminated without cause or constructively terminated before the six month anniversary of the effectiveness of the change of control, his service for vesting and exercisability purposes is increased to equal the service that would have accrued if he had worked until the second anniversary of the change of control; (ii) if he is terminated without cause or constructively terminated on or after the six month anniversary of the effectiveness of the change of control but before the twelve month anniversary of the effectiveness of the change of control, vesting and exercisability that would have occurred by the eighteen month anniversary of the date of termination, with any options or exercisable awards having or being amended to have a minimum exercise period of one year from the date of termination, subject to certain conditions; and (iii) if he remains employed until the twelve month anniversary of the effective date of the change of control, upon the date of such anniversary, in addition to any other benefits he is entitled, he receives credit while serving until such point and credit at that anniversary for an additional twelve months of service with respect to any equity compensation, even though his employment is continuing. For purposes of the foregoing, constructive termination includes (a) Moody’s compensation and benefits being materially reduced, (b) Moody’s title and/or role being changed to a title/role outside the title/role of Chief Executive Officer and Chairman of the Board, (c) Moody’s removal as or failure to be elected or re-elected to the Board of Directors, (d) relocation of AuthenTec’s principal offices by more than fifty miles from Melbourne, Florida, or (e) any material breach by AuthenTec of any of its obligations under the Employment Agreement. Further, a change of control for purposes of the Employment Agreement includes a majority of members of the Board being replaced during any twelve month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election. Finally, Moody may terminate his employment by giving written notice within 90 days of a constructive termination event and is entitled to severance payments (including 1.5 times the sum of his base compensation and the greater of his target bonus for the year and the actual bonus paid for the preceding year, in addition to eighteen months of COBRA coverage and the acceleration of vesting on his equity compensation). As noted, if Moody’s termination without cause or constructive termination is following a change of control, he is entitled to additional accelerated vesting based on when his termination occurs after such change of control.